Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

November 24, 2014 and the Prospectus dated October 16, 2014

Registration No. 333-199425

Pricing Term Sheet

CDW LLC

CDW FINANCE CORPORATION

$575,000,000 5.50% Senior Notes due 2024

Pricing Supplement, dated November 24, 2014, to the Preliminary Prospectus Supplement, dated November 24, 2014 (the “Preliminary Prospectus Supplement”), and related Base Prospectus, dated October 16, 2014 (the “Base Prospectus”), of CDW LLC and CDW Finance Corporation. This supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the Base Prospectus. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and the Base Prospectus and supersedes the information in the Preliminary Prospectus Supplement and the Base Prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and Base Prospectus. Terms used herein and not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement and the Base Prospectus.

Issuers:	CDW LLC (“CDW”) and CDW Finance Corporation (“Finance Co” and, together with CDW, the “Issuers”)

Title of Securities:	5.50% Senior Notes due 2024 (the “Notes”)

Aggregate Principal Amount:	$575,000,000

Gross Proceeds to Issuer:	$575,000,000

Net Proceeds to Issuer before Gross Spread:	$575,000,000

Final Maturity Date:	December 1, 2024

Issue Price:	100% plus accrued interest, if any, from December 1, 2014

Coupon:	5.50%

Spread to Benchmark Treasury:	+320 basis points

Benchmark Treasury:	UST 2.25% due November 15, 2024

Gross Spread:	1.125% of the principal amount of the Notes

Interest Payment Dates:	June 1 and December 1

Record Dates:	May 15 and November 15

First Interest Payment Date:	June 1, 2015

Optional Redemption:	On or after June 1, 2024 (six months prior to the maturity date of the Notes), the Issuers may redeem all or part of the Notes upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of Notes redeemed plus accrued and unpaid interest, if any, to the date of redemption, subject to the rights of Holders of Notes on any relevant record date to receive interest due on the relevant interest payment date.

Make-Whole Redemption:

At any time prior to June 1, 2024 (six months prior to the maturity date of the Notes), the Issuers may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of the date of redemption, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of Holders of Notes on any relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the excess, if any, of:

(a) the present value at such redemption date of (i) the principal amount at maturity of the Note being redeemed plus (ii) all required interest payments due on the Note through June 1, 2024 (six months prior to the maturity date of the Note) (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then-outstanding principal amount of the Note.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such redemption date or, in the case of a satisfaction and discharge or defeasance, at least two Business Days prior to the date on which the Issuers deposit the amounts required under the Indenture (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to June 1, 2024 (six months prior to the maturity date of the Notes); provided, however, that if the period from such redemption date to June 1, 2024 (six months prior to the maturity date of the Notes) is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Offer:	101%, plus accrued and unpaid interest, if any, to, but not including, the date of payment.

CUSIP/ISIN Numbers:	CUSIP: 12513GBA6 ISIN: US12513GBA67

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Goldman, Sachs & Co. Morgan Stanley & Co. LLC Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC

Trade Date:	November 24, 2014

Settlement Date:

December 1, 2014 (T+4)

The Issuers expect that delivery of the Notes will be made against payment therefor on or about the fourth business day following the date of confirmation of orders with respect to the Notes (this settlement cycle being referred to as “T+4”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date of pricing should consult their own advisors.

Denominations:	$2,000 and integral multiples of $1,000

Distribution:	SEC Registered (Registration No. 333-199425)

Trustee:	U.S. Bank National Association

This information does not purport to be a complete description of these securities or the offering. Please refer to the Preliminary Prospectus Supplement and the Base Prospectus for a complete description.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuers have filed a registration statement (Registration No. 333-199425) (including the Preliminary Prospectus Supplement and the Base Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the Base Prospectus in that registration statement and other documents the Issuers have filed with the SEC, including those incorporated by reference into the Preliminary Prospectus Supplement and the Base Prospectus, for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuers or the underwriters will arrange to send you the Preliminary Prospectus Supplement and the Base Prospectus if you request it by contacting (i) Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155

Long Island Avenue, Edgewood, NY 11717, by telephone (toll-free) at (888) 603-5847 or by e-mail at barclaysprospectus@broadridge.com, (ii) J.P. Morgan Securities LLC, 383 Madison Avenue, 3rd Floor, New York, NY 10179, Attention: Syndicate Desk or by telephone (toll-free) at (800) 245-8812, (iii) Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, by telephone (toll free) at (866) 471-2526, by facsimile at (212) 902-9316 or by e-mail at prospectus-ny@ny.email.gs.com, (iv) Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, New York, NY 10014, by telephone (toll-free) at (866) 718-1649 or by e-mail at prospectus@morganstanley.com, (v) Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, by telephone (toll-free) at (800) 503-4611 or by e-mail at prospectus.cpdg@db.com, (vi) Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, Attention: Prospectus Department, by telephone (toll-free) at (800) 294-1322 or by e-mail at dg.prospectus_requests@baml.com, (vii) Mitsubishi UFJ Securities (USA), Inc. by telephone (toll-free) at (877) 649-6848 or (viii) Wells Fargo Securities, LLC by telephone (toll-free) at (800) 326-5897.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers and other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.